VIA FACSIMILE AND EDGAR

August 22, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 6010

100 First Street, N.E.

Washington, D.C. 20549

Re:	SciClone Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 16, 2007

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Filed August 8, 2007

File No. 000-19825

Dear Mr. Rosenberg:

We are responding to your letter dated August 10th, 2007 to SciClone Pharmaceuticals, Inc. (“SciClone” or the “Company”), regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”) and quarterly report on Form 10-Q for the quarter ended June 30, 2007 (the “Form 10-Q”).

For your convenience, the numbered paragraphs below restate the numbered paragraphs in your letter, and the discussion set out below each such paragraph is our response to your comment.

Form 10-K for the Year Ended December 31, 2006

Comment 1.

Item 7. Management’s discussion and Analysis of Financial Condition and …page 37

Critical Accounting Policies, page 38

Revenue Recognition, page 38

In a disclosure-type format, please quantify the amounts accrued for damaged, defective or expired goods for which you are expected to replace. To the extent these amounts are material, provide the following disclosures:

a. The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, and/or estimated remaining shelf life. Quantify these assumptions whenever possible.

b. A roll forward of the liability for each period presented showing the following:

•	Beginning balance,

•	Current provision related to sales made in current period,

•	Current provision related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in current period,

•	Actual returns or credits in current period related to sales made in prior periods, and

•	Ending balance

To the extent the returns fluctuate significantly from period to period, explain the reason including the effect that changes in your estimates of these items had on your revenues and operations.

Response 1:

Our customers do not have contractual rights of return except under limited terms regarding product quality. We are expected, however, to replace products that have expired or are deemed to be damaged or defective when delivered. We estimate expected returns primarily on historical patterns. Historically, the Company has had no product returns of damaged, defective or expired product. As such, no amount was accrued for product returns as of June 30, 2007 or December 31, 2006 in the Condensed Consolidated Balance Sheets in the Form 10-Q and the Form 10-K, respectively.

Comment 2.

Accounts Receivable, page 39

In a disclosure-type format, please explain how you determined that the revenues earned during the three years ended December 31, 2006 are 100% collectible as indicated on Schedule II provided on page 83 of your filing.

Response 2:

As of December 31, 2006, 2005 and 2004, our allowance for uncollectible accounts was $50,000, $82,000 and $452,000, respectively. In the past, we experienced losses with certain customers whom we were unable to collect from which resulted in a reduction in our allowance for uncollectible accounts. We no longer sell to these customers, and have improved our collection rates over the last three years. Management expects these improved collection rates to continue. Therefore, the reduction in our allowance due to write-offs over the last three years was not offset by an increase to reserve for additional uncollectible accounts.

We perform credit evaluations of our customers and monitor the level of credit we extend to them to limit our risk of uncollectible amounts. We also evaluate the collectibility of our accounts receivable. This process involves analyzing the historical payment patterns of our customers, individual customer circumstances and their geographic region including a review of the local economic environment. Based on these analyses, and other information available to management, such as the length of time the receivables are past due, we believe we have recorded an appropriate allowance for uncollectible amounts.

Comment 3.

Liquidity and Capital Resources, page 43

In a disclosure type format, please provide an explanation of or the significant increase in days’ sales outstanding in accounts receivable of 23 days from 125 days in 2005 to 148 days in 2006. Disclose your standard credit terms and reconcile those terms to days’ sales outstanding in accounts receivable if different.

Response 3:

Days’ sales outstanding in accounts receivable increased 23 days from 125 days in 2005 to 148 days in 2006. The majority of the Company’s sales are to customers in the People’s Republic of China, where the Company’s accounts receivable collections have standard credit terms of 180 days. During both 2005 and 2006, such receivables were collected within these terms. Days’ sales outstanding increased in 2006 from 2005 due to normal fluctuations in the timing of customer payments received.

Comment 4.

Consolidated Financial Statements, page 46

Please separately present the cost of earning contract revenue as required under Rule 5-03 of Regulation S-X.

Response 4.

In January 2002 and December 2006, the Company received $2,685,000 and $50,000, respectively, from its European partner, Sigma-Tau, under the terms of its collaborative agreement announced in late December 2001. As of December 31, 2006, all payments received under the collaborative agreement with Sigma-Tau had been fully amortized to contract revenue over the course of the ZADAXIN hepatitis C virus U.S. clinical program and the period of sharing the clinical data from this program with Sigma-Tau in accordance with the performance requirements under the Company’s contract with Sigma-Tau. Since the completion of the ZADAXIN hepatitis C virus U.S. clinical program in 2006, the Company has had no further contract revenue to report through June 30, 2007.

The payments received from Sigma-Tau were for access to the clinical trial data over the course of the clinical program. Because the data generated from the trial was shared by Sigma-Tau and the Company, the costs of generating the revenues under the agreement with Sigma-Tau could not be separated.

Comment 5.

Notes to Consolidated Financial statements, page 52

Note 2 – Marketable Securities, page 58

The amount you disclose under Gross Unrealized Gains appears to be net unrealized gains as of December 31, 2006 and 2005. Please clarify for us whether any securities you owned as of each period presented were in a net loss position. If so, please provide us a revised disclosure. Similarly, provide a revised disclosure of net unrealized gains (losses) on page 53, since the amounts disclosed here appears to be the net changes in other comprehensive income.

Response 5.

To clarify further our marketable securities disclosure, none of the securities we owned as of December 31, 2006 or 2005 were in a net loss position.

Disclosed on the Consolidated Statement of Stockholders’ Equity on p. 53 for the years ended December 31, 2006 and 2005 are the net change in unrealized gains that were included in other comprehensive income. In Note 2 – Marketable Securities, disclosed are the gross unrealized gains on our marketable securities as of December 31, 2006 and 2005, which we believe provides the disclosure requested, since none of the securities we owned as of December 31, 2006 or 2005 were in net loss positions.

Form 10-Q for June 30, 2007

Comment 6.

Provide us proposed disclosure that explains the $1.2 million increase in inventory as displayed on the statement of cash flows.

Response 6.

Inventory levels increased $1.2 million for the six months ended June 30, 2007, compared to the same period of 2006. During 2006, we experienced lower yields than anticipated on production runs from our supplier of bulk Active Pharmaceutical Ingredient (API) product for the manufacture of ZADAXIN resulting in lower than expected inventory levels. Our supplier has since remedied the production problems, enabling us to increase our inventory levels as of June 30, 2007.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 10-Q; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and the Form 10-Q; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.

If after reviewing this letter you have any further questions regarding the Form 10-K or the Form 10-Q, please contact the undersigned at your earliest convenience.

Very truly yours,

/s/ Friedhelm Blobel
Friedhelm Blobel, Ph.D.
President and Chief Executive Officer

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